EXHIBIT 12
DELPHI CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2007	2006	2005	2004	2003
	(dollars in millions)

Loss before income taxes, minority interest, and equity income	$(2,794)	$(5,021)	$(2,243)	$(844)	$(350)
Cash dividends received from non-consolidated affiliates and other	29	(10)	25	14	(10)
Portion of rentals deemed to be interest	51	49	55	57	47
Interest and related charges on debt	769	427	318	231	212

Earnings available for fixed charges	$(1,945)	$(4,555)	$(1,845)	$(542)	$(101)

Fixed charges:
Portion of rentals deemed to be interest	$51	$49	$55	$57	$47
Interest and related charges on debt	769	427	318	231	212

Total fixed charges	$820	$476	$373	$288	$259

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

     Fixed charges exceeded earnings by $2,765 million, $5,031 million, $2,218 million, $830 million and $360 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 respectively, resulting in a ratio of less than one.